

February 8, 2011

Via E-mail
Kelly J. Kennedy
Chief Financial Officer
Annie's Inc.
1610 Fifth Street
Berkeley, CA 94710

> **Re:** **Annie's Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 2, 2012**
> **File No. 333-178270**

Dear Ms. Kennedy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

Use of Proceeds, page 28

1. We note that you intend to use a portion of the net proceeds to you from this offering to repay certain indebtedness outstanding under our credit facility. Please disclose whether you intend to incur new debt following this offering.

Dilution, page 32

2. Please provide us with a detailed calculation of your consolidated net tangible book value as of December 31, 2011. If deferred initial public offering costs are included as part of

your net tangible book value, please explain why the inclusion of these amounts is deemed to be appropriate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Balance Sheet Components, page F-14

Other Non-Current Assets, page F-14

3.   We note that you have recorded "product formulas intangible asset, net" as a component of other non-current assets in the amount of $1.0 million. Please explain the nature of this asset and why the related amount was capitalized. Refer to FASB ASC 350-30. In addition, please tell us how you considered the guidance per FASB ASC 350-30-45-1 regarding the separate presentation of intangible assets in the statement of financial position.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Kelly J. Kennedy
Annie's Inc.
February 8, 2012
Page 3

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. Stephen L. Palmer, Esq.